Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


09045881

SEC
Mail Processing
Section

APR 03 2009

Washington, DC
122

1 April 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

dlw 4/20

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States
Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

SEC
Mail Processing
Section
APR 0 3 2009
Washington, DC
122



MACQUARIE

ASX/Media Release

OFFER TO MCG SECURITY HOLDERS

SYDNEY, 31 March 2009 – Macquarie Group Limited (Macquarie) notes the announcement by Macquarie Communications Infrastructure Group (MCG) today that Canada Pension Plan Investment Board (CPPIB) has made formal cash offers to acquire MCG stapled securities for A$2.50 per stapled security.

The MCG Offer (the Offer) is proposed to be implemented through inter-conditional Australian and Bermudan Schemes of Arrangement and an inter-conditional Trust Scheme (together the Scheme) and is subject to security holder approval. MCG has entered into a Scheme Implementation Agreement (SIA) with CPPIB in relation to the Offer.

Macquarie is pleased that MCG security holders will have the opportunity to vote on the Offer from CPPIB which at A$2.50 per security values the equity of MCG at A$1.37bn and implies an enterprise value at A$7.3bn[1] and represents a 67% premium to the last closing price of MCG stapled securities, and a 134% premium to the three month average trading price[2].

Macquarie notes the Independent Directors of MCG have unanimously recommended that MCG security holders vote in favour of the Offer by CPPIB, in the absence of a superior proposal and

---

[1] Enterprise Value of A$7.3 billion = A$2.50 per MCG stapled security plus proportionate asset net debt of A$5,341.9 million, exchangeable bonds of A$570.8 million and corporate net debt of A$39.6 million. Proportionate asset net debt, exchangeable bonds and corporate net debt are as at 31 December 2008

[2] Based on the volume weighted average price

subject to the Independent Expert's report concluding that the Scheme is in the best interests of MCG security holders.

Macquarie notes that if the offer to MCG is approved by MCG security holders, CPPIB will acquire MCG's manager, Macquarie Communications Infrastructure Management Limited[3] (MCIML), by way of a separate inter-conditional offer[4] (the Ancillary Transaction) together with MCIML's entire holding of 18.3% of MCG Stapled Securities for A$2.50 per stapled security.

The Ancillary Transaction provides for an upfront amount of A$56.5m to be paid to Macquarie for the acquisition of MCIML and certain intellectual property and a payment of approximately A$4m per annum for up to 10 years for ongoing advisory services in respect of Arqiva and Airwave and transitional services.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Stuart Green, Macquarie Group, Investor Relations	+612 8232 8845

[3] MCIML is the responsible entity and manager of the MCG group.
[4] The parties to the MCG Offer may waive this as a condition to the MCG Offer

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States
Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128


MACQUARIE

ASX/Media Release

MACQUARIE GROUP PROPOSES CHANGES TO REMUNERATION SUBJECT TO SHAREHOLDER APPROVAL

SYDNEY, 31 March 2009 - The Board of Directors of Macquarie Group Limited (Macquarie) today announced changes to the Group's remuneration arrangements consistent with global remuneration and regulatory trends.

The proposed changes will be subject to approval by shareholders at the July 2009 AGM and will primarily apply to more than 300 of its most senior employees, the Executive Directors (EDs), including the Chief Executive Officer (CEO) and members of the Executive Committee. If approved by shareholders, the changes will apply to remuneration for the current year ended 31 March, 2009 as well as future years.

While the proposed changes reflect recent remuneration trends, they remain consistent with Macquarie's longstanding approach where staff profit share is linked to profitability and is individually assessed with regard to a variety of factors including contribution to profit, use of capital, funding and risk.

The proposals expand on modifications to remuneration announced in February 2008, which included an increase in the portion of performance-based profit share deferred and allocated as equity for the CEO and other members of the Group's Executive Committee. They further enhance staff and shareholder alignment. The key features of the changes are:

- **Profit share paid out in cash will be reduced and the percentage of retained profit share will be increased.**
  - For the CEO, as announced last year, the cash component of profit share will fall from 70% to 45%. 55% of profit share will be retained. Accordingly, approximately 60% of overall compensation (including options) will be retained.
  - For members of the Executive Committee (other than the CEO), the cash component of profit share will fall from 60% to 50%. 50% of profit share will be retained. Accordingly, approximately 55% of overall compensation (including options) will be retained.
  - For other EDs, the cash component of profit share will fall from 80% to 50%. The remaining 50% will be retained in the form of fully paid ordinary Macquarie shares and

Macquarie-managed fund equity. EDs will not receive future option grants. Accordingly, on average the amount of retained overall compensation will increase from 38% to 50%.

- **The vesting and payout schedule for retained profit share has been changed.**
  - Currently for the CEO 35% of retained profit share vests after three years and 20% vests between five and ten years. In future all retained profit share will vest from three to seven years.
  - Currently for Executive Committee 20% of retained profit share vests after three years and 20% vests between five and ten years. In future all retained profit share will vest from three to seven years.
  - Currently for EDs, 20% of profit share vests between five and ten years. In future, the retained 50% of profit share will vest from three to seven years.
  - Under the new proposal the vesting and payout periods will be aligned.

- **For EDs, retained profit share will be fully invested in a combination of fully paid ordinary Macquarie shares and Macquarie-managed fund equity.**
  - to reflect an individual executive's responsibilities.
  - to strengthen shareholder alignment for Macquarie and the Funds.

- **A departing ED's unvested retained profit share will only be paid out in the case of genuine retirement and will be subject to forfeiture provisions. The current six month period after which a departing ED's retained profit share is paid out will lengthen.**
  - Profit share from all but the last two years will be paid out after six months.
  - Profit share from two years ago will be paid out after one year.
  - Profit share from one year ago will be paid out after two years.
  - The payment of the last two years of a departing ED's unvested retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie Group, including but not limited to acts that lead to a material financial restatement, a significant financial loss or any significant reputational harm to the Group or its businesses.

- **There will be a transitional arrangement that will align the old and new schemes. The required retained balances for the new scheme will be calculated. Any surplus in retained funds will be invested in fully paid ordinary Macquarie shares and will vest in approximately one year's time.**

- **For all staff other than EDs, any retained profit share will be delivered in future in fully paid ordinary Macquarie shares. No changes are proposed to the vesting or retention arrangements for these staff.**

- **Overall, new options granted will be substantially reduced.**

If approved by shareholders, it is currently estimated that approximately $500 million of primarily prior years' and some current year retained profit share will be applied to the grant of fully paid ordinary Macquarie shares in 2009. The Macquarie equity participation is proposed to be provided via issue of new shares, on-market share purchases or a combination of both at the discretion of the Board and to be determined at the time having regard to all factors including prevailing market conditions.

Equity participation satisfied through the issue of new shares will result in a corresponding increase in capital. Equity participation satisfied through shares purchased on market would result in an initial reduction of capital. There is no impact on the 2009 full year result as a consequence of the proposal. If the proposal is approved by shareholders, the impact of the new arrangements will be brought to account over the vesting period in accordance with International Financial Reporting Standards. The net impact on the profit and loss over time is nil.

Further details of the proposed new arrangements will be provided in Macquarie's 2009 Annual Report and the Notice of Meeting for the 2009 AGM.

Contacts:

Media

Lisa Jamieson
+612 8232 6016

Paula Hannaford
+612 8232 4102

Investor Relations

Stuart Green
+612 8232 5008

ATTACHMENT - COMPARISON OF PROPOSED AND CURRENT ARRANGEMENTS

	Current Arrangements	Proposed Arrangements
Chief Executive Officer	▪ Profit Share – 55% retained. ▪ 35% of retained profit share vests in year three and is retained in the form of fully paid ordinary Macquarie shares. ▪ 20% of retained profit share vests from 5 to 10 years and is notionally invested in Macquarie-managed fund equity under the Director's Profit Share (DPS) Plan.	▪ Profit Share – 55% of retained profit share vests from 3 to 7 years. ▪ Investment mix may include fully paid ordinary Macquarie shares* as well as Macquarie-managed fund equity.
	▪ Minimum Shareholding - satisfied through the equity retention arrangements.	▪ Minimum Shareholding - satisfied through the new equity retention arrangements.
	▪ Options - Eligible for options with a performance hurdle. Vesting in years 2, 3 and 4.	▪ Options - Eligible for options with a performance hurdle. Vesting in years 2, 3 and 4.
Executive Committee members	▪ Profit Share – 40% retained. ▪ 20% of retained profit share vests in year three and is retained in the form of fully paid ordinary Macquarie shares. ▪ 20% of retained profit share vests from 5 to 10 years and notionally invested, to varying degrees, depending on role, in Macquarie-managed fund equity and cash under the DPS Plan.	▪ Profit Share – 50% of retained profit share vests from 3 to 7 years. ▪ Investment mix may include fully paid ordinary Macquarie shares* as well as Macquarie-managed fund equity.
	▪ Minimum Shareholding - satisfied through the equity retention arrangements.	▪ Minimum Shareholding - satisfied through the new equity retention arrangements.
	▪ Options - Eligible for options with a performance hurdle. Vesting in years 2, 3 and 4.	▪ Options - Eligible for options with a performance hurdle. Vesting in years 2, 3 and 4.
Executive Directors	▪ Profit Share – 20% of retained profit share vests from 5 to 10 years and notionally invested, to varying degrees, depending on role, in Macquarie-managed fund equity and cash under the DPS Plan.	▪ Profit Share – 50% of retained profit share vests from 3 to 7 years. ▪ Investment mix may include fully paid ordinary Macquarie shares* as well as Macquarie-managed fund equity.
	▪ Minimum Shareholding - Required to hold shares to the value of at least 5% of total profit share over the last 5 years.	▪ Minimum Shareholding - satisfied through the new equity retention arrangements.
	▪ Options - Eligible for options with a performance. Vesting in years 2, 3 and 4.	▪ No options – 50% of profit share will be retained in the form of fully paid ordinary Macquarie shares* & Macquarie-managed fund equity.

	Current Arrangements	Proposed Arrangements
Division Directors/ Associate Directors	▪ Retention of 25% of annual profit share amounts above certain thresholds. Vesting in years 2, 3 and 4. ▪ Eligible for options for promotion and performance.	▪ Retention of 25% of annual profit share above certain thresholds delivered via fully paid ordinary Macquarie shares*. No change to thresholds or vesting period. ▪ No options – Up to 25% of profit share will be retained in the form of fully paid ordinary Macquarie shares*. ▪ Replace with fully paid ordinary Macquarie shares* for promotion and new hires.
Non-Director Staff	▪ Retention of 25% of annual profit share amounts above certain thresholds. Vesting in years 2, 3 and 4.	▪ Retention of 25% of annual profit share above certain thresholds delivered via fully paid ordinary Macquarie shares*. No change to thresholds or vesting period.

* How Macquarie shares are delivered may differ from country to country depending on legal requirements.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128


MACQUARIE

ASX/Media Release

MACQUARIE UPDATE REGARDING BRISCONNECTIONS

SYDNEY, 30 March 2009 – Macquarie Group Limited provides this update in relation to BrisConnections (ASX: BCSCA):

1. Macquarie Capital Group Limited[1] has today acquired 31,429,332 stapled units in BrisConnections. The units represent an 8.06% interest in BrisConnections.

2. Macquarie Bank Limited (MBL) has today paid a further principal amount of $92.5m to BrisConnections under the bridge facility previously agreed with the company.

3. Macquarie Capital Advisers Limited (MCAL) and MBL have today taken steps to initiate legal proceedings in the Supreme Court of Queensland to seek to ensure relevant parties fulfil their contractual obligations.

BrisConnections was awarded a 45 year concession to design, construct, operate, maintain and finance the Airport Link tollroad in Brisbane.

Stapled securities in BrisConnections are partly paid securities. There are two further instalments of $1.00 each per stapled security payable by 29 April 2009 and 29 January 2010, respectively.

The instalments are underwritten in accordance with an Underwriting Agreement dated 9 May 2008. Under the terms of the Underwriting Agreement, MCAL and Deutsche Bank AG, Sydney Branch each underwrite 50% of the instalments due by 29 April 2009 and 29 January 2010.

Contacts:

Media

Paula Hannaford
+612 8232 4102

Investor Relations

Stuart Green
+612 8232 5008

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[1] Acquisition has been undertaken by A.C.N. 136 024 970 Pty Ltd a subsidiary of Macquarie Capital Group Limited

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited	&	Macquarie Bank Limited
ABN	94 122 169 279		46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	12 September 2008 but 27 May 2008 in respect of Macquarie Global Infrastructure Fund (D) ("GIFD") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Venamay Pty Limited, as trustee for the Divco 11 Trust, of which Nicholas Moore is a beneficiary.
Date of change	18 June 2008
No. of securities held prior to change	• 108,356 GIFD units held by Nicholas Moore; and • 14,377 GIFD units held by Venamay Pty Limited.
Class	GIFD units
Number acquired	Nil
Number disposed	• 108,356 GIFD units held by Nicholas Moore; and • 14,377 GIFD units held by Venamay Pty Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0.18c per GIFD unit, paid as a final capital repayment

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/119789_1

No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	All units were cancelled upon the successful liquidation of the GIFD fund.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 27 March 2009